
walrus



McKay Thomas · 3rd

President & Co-founder at Walrus Health

San Francisco, California, United States ·

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Walrus Health

Experience

President & Co-founder

Walrus Health · Full-time

Jan 2019 – Present · 2 yrs 8 mos

San Francisco, California

Meet Walrus, the personal health manager. Walrus delivers a breakthrough member experience that improves quality-of-life for people who take Rx meds on a daily basis. Rx meds are the number one use of the benefit and for all they can do to help, they are complex chemicals that can decrease the quality-of-life. Walrus is a true action partner who goes to work for your members to find and close gaps in care while decreasing the real total cost of care through implementing


Meds just got
an upgrade.

Walrus Health | Meds just got an upgrade.

Voi Health
3 yrs 5 mos

Chairman of the Board
Mar 2019 – Present · 2 yrs 6 mos
San Francisco, California

CEO & Chairman of the Board
Apr 2018 – Mar 2019 · 1 yr
San Francisco, California

Polaris Partners-backed behavioral health technology company
Helping large organizations identify and address behavioral health issues within their populations. The Voi Dete …see more

CEO & Co-founder
First Opinion
Dec 2012 – Apr 2018 · 5 yrs 5 mos
San Francisco, California

Acquired by CurAI
The fastest, smartest, most convenient doctor anywhere. Available 24/7 within 30 seconds or less. Raised $18M in VC from Polaris Partners, Greylock Partners, True Ventures and

Mentor
The Thiel Foundation
Nov 2012 – Jan 2017 · 4 yrs 3 mos
San Francisco Bay Area

Thiel Fellows, under-20 years of age who leave school to pursue entrepreneurship, are mentored by a community of visionary thinkers, investors, scientists, and entrepreneurs, who provide guidance and business connections that can't be

Co-founder
Dinda.com.br
Jan 2012 – Dec 2012 · 12 mos
São Paulo Area, Brazil

Co-founded and built Brazil's leading flash sales site in the baby, children and mother categories. Raised $40M in venture capital. Investors include: Accel Partners, Tiger Global, SV Angel, Monashees Capital, Felicis Ventures, Valor

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Education

Brigham Young University

Drop Out
2007 – 2008

Brigham Young University - Idaho

2006 – 2007

Volunteer experience

Executive Director

Latter-day Saint MBA Society
Apr 2017 – Apr 2021 • 4 yrs 1 mo
Education

Full-time Missionary, Leeds, England

The Church of Jesus Christ of Latter-day Saints
Mar 2004 – Mar 2006 • 2 yrs 1 mo

I served as a missionary in northeast England under President James Woodward. I held leadership positions and led one-on-one and group training of other full-time missionaries.